UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 9, 2019

Tableau Software, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35925	47-0945740
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1621 North 34th Street Seattle, Washington		98103
(Address of principal executive offices)		(Zip Code)

(206) 633-3400

Registrant’s telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.0001	DATA	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On June 9, 2019, Tableau Software, Inc., a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with salesforce.com, inc., a Delaware corporation (“salesforce”) and Sausalito Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of salesforce (“Purchaser”). The Merger Agreement provides that, upon the terms and subject to the conditions thereof, as promptly as practicable (but in no event more than twenty (20) business days following the date of the Merger Agreement), Purchaser will commence an exchange offer (the “Offer”) to purchase each issued and outstanding share of Class A common stock, $0.0001 par value per share, of the Company (“Class A Common Stock”) and Class B common stock, $0.0001 par value per share, of the Company (“Class B Common Stock,” and together with Class A Common Stock, “Company Common Stock”) for 1.103 (the “Exchange Ratio” or the “Offer Consideration”) shares of salesforce common stock, par value $0.001 per share (“salesforce Common Stock”). Promptly following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of salesforce (the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law, which permits completion of the Merger without a vote of the holders of Company Common Stock upon the acquisition by Purchaser of a majority of the aggregate voting power of Company Common Stock. At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock, other than the shares accepted for payment in the Offer and certain shares held by the Company, salesforce or their respective subsidiaries, will be cancelled and converted into the right to receive the Offer Consideration. Holders of Company Common Stock will receive cash in lieu of fractional shares.

The Merger Agreement provides that at the Effective Time, (1) all options (whether vested or unvested) relating to Company Common Stock held by any former employee will be cancelled and the holders will be entitled to receive the Offer Consideration in respect of each “net share” covered by such option (as determined in accordance with the formula in the Merger Agreement), less applicable withholding of taxes, (2) all restricted stock units held by any director of the Company will be cancelled and the holders will be entitled to receive the Offer Consideration in respect of each share of Company Common Stock covered by such restricted stock unit, (3) all options and restricted stock units relating to Company Common Stock held by current Company employees will be assumed by Purchaser and converted into corresponding awards relating to salesforce Common Stock in accordance with the terms set forth in the Merger Agreement and (4) all performance stock units relating to Company Common Stock held by current Company employees will be assumed by Purchaser and converted at target into restricted stock units relating to salesforce Common Stock in accordance with the terms set forth in the Merger Agreement.

Under the terms of the Merger Agreement, Purchaser’s obligation to accept and pay for shares of Company Common Stock that are tendered in the Offer is subject to customary conditions, including, among others, (i) the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn a number of shares of Company Common Stock that, upon the consummation of the Offer (assuming that shares of Class B Common Stock validly tendered (and not validly withdrawn) will convert into shares of Class A Common Stock upon the consummation of the Offer), together with shares of the Company Common Stock then owned by salesforce and Purchaser (if any), would represent at least a majority of the aggregate voting power of the Company Common Stock outstanding immediately after the consummation of the Offer (the “Minimum Condition”); (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of all other required pre-closing approvals, consents or clearances under antitrust laws of certain specified jurisdictions; (iii) the effectiveness of a registration statement on Form S-4 filed by salesforce registering the salesforce Common Stock to be issued in connection with the Offer and the Merger; (iv) the accuracy of the Company’s representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (v) compliance by the Company with its covenants in the Merger Agreement in all material respects; (vi) the absence of any changes that have (or would reasonably be expected to have) a material adverse effect on the financial condition, business, or operations of the Company and its subsidiaries taken as a whole (subject to customary carveouts) that is continuing as of immediately prior to the expiration of the Offer; (vii) the absence of legal restraints prohibiting the consummation of the transactions; and (viii) the approval of shares of salesforce Common Stock for listing on the NYSE.

The Merger Agreement contains representations, warranties and covenants for both salesforce and the Company that are customary for a transaction of this nature, including among others, the covenant regarding the conduct of their respective businesses during the pendency of the transactions, public disclosures and the use of reasonable best efforts to cause the conditions to the transaction to be satisfied. In addition, the Company has agreed to certain non-solicitation obligations related to alternative acquisitions proposals.

The Merger Agreement provides certain termination rights for both salesforce and the Company and further provides that a termination fee of $552 million will be payable by the Company to salesforce upon termination of the Merger Agreement under certain circumstances, including in the circumstance where the board of directors of the Company (subject to the terms and conditions of the Merger Agreement) effects a change of recommendation to enter into a transaction agreement in respect of a “superior proposal.”

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about salesforce, Purchaser or the Company. In particular, the representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure letters made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Christian Chabot, Christopher Stolte and Patrick Hanrahan (collectively, the “Stockholders”), entered into a Letter Agreement (the “Letter Agreement”) with Parent and Purchaser, pursuant to which the Stockholders agreed, among other things, to convert all of the Stockholders’ shares of Class B Common Stock into shares of Class A Common Stock, subject to the terms and conditions of the Letter Agreement, including receipt from the salesforce of a notice specifying that all of the conditions to the Offer have been either satisfied or waived by salesforce and Purchaser (for purposes of this notice, the satisfaction of the Minimum Condition will be tested assuming that all shares of Company Class B Common Stock of all Stockholders are converted into Company Class A Common Stock and tendered prior to the expiration of the Offer). The Letter Agreement terminates upon certain events, including the Effective Time or the termination of the Merger Agreement in accordance with its terms. The Stockholders have also conveyed to both the Company and salesforce that they intend to tender into the Offer.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of June 9, 2019, by and among salesforce.com, inc., Sausalito Acquisition Corp. and Tableau Software, Inc.

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company, salesforce or Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TABLEAU SOFTWARE, INC.

By:	/s/ Keenan M. Conder
Keenan M. Conder Executive Vice President, General Counsel and Corporate Secretary

Date: June 10, 2019